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                                                               Page 1 of 4 pages

                                 Schedule 13G
                                (Rule 13d-102)

Information to Be Included in the Statements Filed Pursuant to Rule 13d-1(b) and
                Amendments Thereto Filed Pursuant to Rule 13d-2

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                   Under the Securities Exchange Act of 1934

                        FIRST CAPITAL BANCSHARES, INC.
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                               (Name of Issuer)

                         Common Stock, $0.01 Par Value
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                        (Title of Class of Securities)

                                   31941G101
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                                (CUSIP Number)

                              September 19, 2001
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                     (Date of Event which Requires Filing
                              of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


                        (Continued on following 3 pages)
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                                                               Page 2 of 4 pages

Cusip No. 31941G101

                                     13G

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      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)

      Lee C. Shortt
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
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                          SOLE VOTING POWER
                     5
     NUMBER OF            31,750 shares of Common Stock $0.01 par value per
                          share (See Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0- shares of Common Stock, $0.01 par value per
     OWNED BY             share (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             31,750 shares of Common Stock, $0.01 par value per
                          share (See Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0- shares of Common Stock, $0.01 par value per
                          share (See Item 4)
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      31,750 shares of Common Stock, $0.01 par value per share (See Item 4)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.6% of the issued and outstanding shares of common stock, $0.01 par value per share (See Item 4)
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      TYPE OF REPORTING PERSON
12
      IN

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Item 1(a).  Name of Issuer: First Capital Bancshares, Inc. a South Carolina
            corporation ("First Capital")

Item 1(b).  Address of Issuer's Principal Executive Offices:
            207 Highway 15/401 Bypass East, Bennettsville, South Carolina 29512

Item 2(a).  Name of Person Filing: Lee C. Shortt

Item 2(b).  Address of Principal Business Office Or, If None, Residence:
            111 Market Street, Bennettsville, SC 29512

Item 2(c).  Citizenship: United States of America

Item 2(d).  Title of Class of Securities: Common Stock, par value of $0.01

Item 2(e).  Cusip Number: 31941G101

Item 3. This statement on Schedule 13G is filed pursuant to Rule 13d-1(c) and not pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Item 4. Ownership. Lee C. Shortt's aggregate beneficial ownership interest and percentage of the class of securities identified pursuant to
            Item 2(d) equals 31,750 shares and 5.6%, respectively, of the common stock, $0.01 par value per share, of First Capital. Mr. Shortt has the sole power to dispose or to direct the disposition of 31,750 shares of common stock, shared power to vote or to direct the vote of zero shares of common stock, sole power to dispose or to direct the disposition of 31,750 shares of common stock, and shared power to dispose or to direct the disposition of zero shares of common stock.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /__/.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

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Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 27, 2001

                                       /s/ Lee C. Shortt
                                       -----------------------------------------
                                       Lee C. Shortt

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